September 5, 2025

Yefang Zhang
Chief Executive Officer
Farmmi, Inc.
Fl 1, Building No. 1, 888 Tianning Street, Liandu District
Lishui, Zhejiang Province
People   s Republic of China 323000

        Re: Farmmi, Inc.
            Draft Registration Statement on Form F-3
            Submitted September 3, 2025
            CIK No. 0001701261
Dear Yefang Zhang:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Anthony W. Basch